SEC 08031313 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Parkville Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6219 NW Pine Ridge Road
(No. and Street)

Parkville (City) Missouri (State) 64152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom (816) 221-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, C.P.A.'s, P.C.
(Name – *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110, Overland Park Kansas 66202
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 10 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
MAY 29 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/28

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Parkville Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 9-13-2011

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (0) Independent Auditor's Report on Internal Accounting Control Require(by Sec Rule 17a-
- x (p) Revised reconciliation of the audited Computation of Net Capital and explanations of the difference in audited Computation and that of the FOCUS REPORT, Part II, as originally submitted.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Parkville Securities, Inc.
Reconciliation of Audited Net Capital to FOCUS Report
December 31, 2007

	Admitted Assets	Non-Admitted Assets	Total
Reclassification of equity distributions to loans during 2007		26,845.00	26,845.00
Deferred income effect of utilization of net operating loss carryovers		(2,165.00)	(2,165.00)
Accrual of current income tax liability for remaining income after application of net operating loss carryovers	(3,000.00)	-	(3,000.00)
	(3,000.00)	24,680.00	21,680.00

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2007**
First Parkville Securities, Inc

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	37,152	3480
2.	Deduct Ownership equity not allowable for Net Capital				–	3490
3.	Total ownership equity qualified for Net Capital				37,152	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				–	3525
5.	Total capital and allowable subordinated liabilities			$	37,152	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 26,845	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		26,845	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	10,307	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securieies		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)	-	3736		-	3740
10.	Net Capital			$	10,307	3750

OMIT PENNIES

NOTE: There were some differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing. A reconciliation of the differences is attached. An amended FOCUS Report has been filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Parkville Securities, Inc — **as of December 31, 2007**

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 18)	$	200	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	5,307	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	*22 $	10,007	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	3,000	3790
17.	Add:						
	A. Drafts for immediate credit	*21 $	-	3800			
	B. Market value of securities borrowed for which no equivalent value is paid credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820		-	3830
18.	Total aggregate indebtedness				$	3,000	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	29%	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)				%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	*23 $		3880
23.	Net capital requirement (greater of line 21 or 22)	$		3760
24.	Excess capital (line 10 less 23)	$		3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

SEC Mail
Mail Processing
Section

APR 10 2008

Washington, DC
106

April 1, 2008

Mr. Bryan J. Varvel, Regulatory Coordinator
Financial Industry Regulatory Authority
120 West 12th St, Suite 800
Kansas City, MO 64105

RE: First Parkville Securities, Inc.

Pursuant to your letter dated March 17, 2008 we are enclosing the following:

1. A reconciliation of the differences of the audited Computation of Net Capital and the broker-dealer's corresponding unaudited FOCUS Report Part II, as originally submitted.
2. A new Form X -17A-5 Part III Facing Page.

The above information has also been updated to reflect the recent change in the name of the broker-dealer, now First Parkville Securities, Inc., formerly First Guarantor Securities, Inc.

We apologize for any inconvenience, we may have caused.

Sincerely,

Higdon & Hale, CPA's, P.C.

Gary D. Welch, CPA

FINRA

Financial Industry Regulatory Authority

CERTIFIED MAIL, RETURN RECEIPT: 7006 2760 0001 3349 2101

March 17, 2008

Mr. Marco Listrom
First Parkville Securities, Inc.
6219 NW Pine Ridge Road
Parkville, MO 64152

Dear Mr. Listrom:

This acknowledges receipt of your December 31, 2007, annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> **A reconciliation, including appropriate explanations, of the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part II, if material differences existed,** or if no material differences existed, a statement so stating [SEC Rule 17a-5(d)(4)].

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC Regional or District Office, and two copies to the SEC Washington, D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 7, 2008**. Questions may be addressed to the undersigned, at 816-802-4734.

Sincerely,

Bryan J. Varvel

Bryan J. Varvel
Regulatory Coordinator

/clw
Enclosure [Form X-17A-5 Part III Facing Page]

cc: Securities and Exchange Commission
Ms. Merri J. Gillette
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Higdon & Hale, C.P.A.'s, P.C.
6310 Lamar Avenue, Suite 110
Overland Park, KS 66202

END